20014239

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response....12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 27394

Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/19** (MM/DD/YY) AND ENDING **06/30/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GIT Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
15-B Catoctin Circle SE, STE 203
(No. and Street)

Leesburg	**VA**	**20175**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Meg Goodman **(301) 951-8231**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*
Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Road SE, Ste. 2-1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Margaret Goodman**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **GIT Investment Services, Inc.**, as of **June 30**, **2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Margaret Goodman
Signature

Treasurer
Title

ELAINE M. FELDMANN NOTARY MONTGOMERY CO.

Elaine M. Feldmann
Notary Public
My Commission expires Apr. 8, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation, between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

GIT INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

JUNE 30, 2020

WITH

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

GIT INVESTMENT SERVICES, INC.

Financial Statements

Table of Contents

Statement of Financial Condition 3

Statement of Operations 4

Statement of Changes in Stockholder's Equity 5

Statement of Cash Flows 6

Notes to Financial Statements 7

Schedule I – Computation of Net Capital Pursuant to SEC Rule 15c3-1.............12

Schedule II – Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements under SEC Rule 15c3-3..13

Report of Independent Registered Public Accounting Firm on the Company's Exemption Report...14

Annual Exemption Report 15

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
GIT Investment Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GIT Investment Services, Inc. (the "Company") as of June 30, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2020.

August 25, 2020
Atlanta, Georgia

Rubio CPA, PC

GIT INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2020

ASSETS

Cash and cash equivalents	$123,891
Accounts Receivable	90
Due from parent	7,490
Other	1,433
Total assets	$132,904

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts Payable	6,000
Total Liabilities	$6,000

Stockholder's Equity	
Common stock, $1 par value, shares authorized 5,000	
4,388 shares issued and outstanding, net of 672 treasury shares at par	3,716
Additional paid-in capital	784,108
Accumulated Deficit	(660,920)
Total stockholder's equity	$126,904
Total Liabilities and Stockholder's Equity	$132,904

GIT INVESTMENT SERVICES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2020

Revenues	
Insured Money Market Account Fees	$17,535
Interest	1,661
Other	90
Total Revenues	$19,286
Expenses	
Compensation	11,002
Technology and Communications	6,370
Occupancy	3,090
Other	25,600
Total Expenses	$46,062
Net Loss	$(26,776)

GIT INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2020

	Common Stock	Additional Paid In Capital	Accumulated Deficit	Total
Balance June 30, 2019	$ 3,716	$ 764,405	$ (634,144)	$133,977
Contribution of expenses paid by stockholder		19,703		19,703
Net Loss			(26,776)	(26,776)
Balance June 30, 2020	$ 3,716	$ 784,108	$ (660,920)	$ 126,904

GIT INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2020

Cash flows from operating activities:		
Net Loss		$ (26,776)
Items which do not affect cash:		
Contribution of expenses paid by stockholder		19,703
Adjustment to reconcile net loss		
To net cash used by operating activities		
Change in pre-paid expenses	1,667	
Change in accounts receivable	3,499	
Change in accounts payable	(2,003)	
Change in due from parent	(7,490)	
Change in due to parent	(2,551)	
Total Adjustments		(6,878)
Net Cash used by operating activities		$ (13,951)
Net decrease in cash and cash equivalents		(13,951)
Cash and cash equivalents at the beginning of the year		137,842
Cash and cash equivalents at the end of the year		$123,891

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

GIT Investment Services, Inc. (the Company) was incorporated in Virginia in 1982. The Company is a registered broker/dealer under the Securities and Exchange Act of 1934. In May 2003, the Company began operating under the name Clarendon Securities. The Company is located in Leesburg, Virginia, and is a wholly owned subsidiary of Bankers Finance Capital Corp. (BFCC). The Company and BFCC operate under common control with Presidential Bank, FSB (Presidential Bank).

Cash and Cash Equivalents

The Company considers all highly liquid investments, including money market funds with original maturities of 90 days or less, to be cash equivalents. At June 30, 2020, 99.7% of the balance of cash and cash equivalents represent amounts invested in a money market deposit account placed among various FDIC insured banks by Promontory Interfinancial Network of Arlington, VA, an unaffiliated company. The account is held through the trust department of Presidential Bank.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from Contracts with Customers (ASC 606) core principle states that an entity must recognize revenue in a manner that depicts the transfer of the promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Included among the requirements of ASC 606 is that the entity must appropriately allocate revenues to the corresponding goods or services and recognize such revenues at the time when the entity has performed under its respective obligations.

The recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from contracts with customers includes fees from Insured Money Market Accounts (IMMA) whereby the Company receives a fee equal to the difference between the gross interest rate received from the banks with whom funds on deposit are placed and the net rate disclosed to the IMMA customer.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

The Company believes the performance obligation for recognizing fees from the Insured Money Market Account arrangement is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fees are received periodically and are recognized as revenue in the period in which performance obligations are satisfied.

Expenses Assumed by Parent

From time to time, certain expenses of the Company may be paid by its parent company, BFCC, where BFCC waives any liability of the Company to reimburse it for the expenses. In such cases, the expenses are nevertheless reflected on the books of the Company to the same extent as if they had been paid by the Company, and a corresponding increase is recorded in additional paid-in capital to reflect the payment of the expenses by BFCC on behalf of and for the benefit of the Company.

Management's Review for Subsequent Events

Management has evaluated subsequent events through the date as of which the financial statements were issued.

Accounts Receivable

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer creditworthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary.

NOTE 2- INCOME TAXES

The Company and its parent have elected to be subject to the S corporation provisions of the Internal Revenue Code. Accordingly, all income or losses and applicable tax credits are reported on the individual income tax returns of BFCC's stockholder and no income taxes are reflected in the accompanying financial statements.

The Company follows the provisions for uncertainty in income taxes as addressed in FASB Accounting Standards Codification 740-10-65-1. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes the determination of an entity's tax status, including its status as a pass-through entity, and the decision whether or not to file a tax return separate from its parent's return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

NOTE 3- NET CAPITAL

As a broker/dealer, the Company is subject to the SEC's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1 (1500%). The Company's net capital as computed under SEC Rule 15c3-1 was $114,984 at June 30, 2020 and this exceeded the required minimum net capital of $5,000 by $109,984. The ratio of aggregate indebtedness to net capital at June 30, 2020 was 5.21%.

NOTE 4- GUARANTEES – INDEMNIFICATIONS

In the normal course of its business, the Company may indemnify or guarantee certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements, and it has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 5- RELATED PARTY TRANSACTIONS

Under a Facilities and Personnel Sharing Agreement dated September 2, 2014 (the Sharing Agreement), the Company uses a portion of certain office space leased by an affiliate, Presidential Bank, which the Company shares with BFCC. The Company pays its pro-rata share of the rental and related expenses for such space. For the year ended June 30, 2020, the total occupancy expense incurred by the Company under the Sharing Agreement was $3,090.

The Company has no direct employees of its own, but instead uses personnel employed by an affiliated company. Under the Sharing Agreement, certain employees of Presidential Bank perform services for the Company as independent contractors, and are directly compensated for such services by the Company, separately from their compensation from Presidential Bank. During the year ended June 30, 2020, such persons earned total compensation of $11,002.

All of the IMMA fee revenue in the current fiscal year was earned from customer deposits held through the trust department of Presidential Bank and placed among various FDIC insured banks. Amounts due to the Company under this arrangement were generally received in the month subsequent to which they were earned. The accounts receivable of $90 as of June 30, 2020, arises from this arrangement.

Under an agreement between BFCC and the Company, BFCC provides certain operational support services, including the maintenance and preservation of books and records appropriate to a registered broker/dealer, among other things.

NOTE 5- RELATED PARTY TRANSACTIONS (continued)

The amount paid to BFCC for services is determined based upon the direct and allocated overhead expenses incurred by BFCC on behalf of the Company, plus an administrative service fee of 4% of all direct and allocated expenses. Because of the affiliation between the Company and BFCC, amounts reimbursed may not be representative of amounts that would have been paid had such services and facilities been obtained from third parties. Thus, financial positions and results of operations might differ from the amounts in the accompanying financial statements if these related party agreements did not exist.

For the year ended June 30, 2020, the Company incurred and recorded expenses paid on its behalf by BFCC of $42,383 (which was inclusive of the aforementioned office space and personnel sharing), plus administrative service fees due to BFCC of $1,865. Of such amounts, only $23,107 of the expenses paid, plus administrative service fees of $1,438, were reimbursed to BFCC by the Company. Reimbursement of the remaining amount of expenses paid by BFCC on behalf of the Company of $19,276, plus administrative service fees of $427, were waived and credited by BFCC to the Company, resulting in a corresponding increase of $19,703 in the Company's additional paid-in capital. As of June 30, 2020, the amount due from BFCC to the Company was $7,490 for an overpayment of expenses.

At June 30, 2020, the Company had $437 on deposit with Presidential Bank, a federally insured depository institution.

NOTE 6- CONTINGENCIES

The Company could be subject to litigation in the normal course of business. The Company has no litigation in progress at June 30, 2020.

NOTE 7- LEASES

As mentioned in Note 5, the Company leases office space on a month-to-month basis under the Sharing Agreement. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liability for short term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short term leases on a straight-line basis over the lease term.

NOTE 8- NET LOSS

The Company has incurred a loss for the fiscal year 2020 and was dependent upon capital contributions from its parent company, BFCC, for working capital and net capital maintenance. The Company's parent has represented that it intends to continue to make capital contributions as needed, to ensure the Company's survival through at least one year from the date of the independent auditor's report.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

SCHEDULE I

GIT INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934

AS OF JUNE 30, 2020

Total Stockholder's equity from statement of financial condition	$ 126,904
Total non-allowable assets from statement of financial condition	(9,451)
Net capital before haircuts	$ 117,453
Haircuts	(2,469)
Net Capital	$114,984
Aggregate indebtedness:	
Total aggregate indebtedness	$6,000
Percentage of aggregate indebtedness to net capital	5.21%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$400
Minimum dollar net capital requirement of reporting broker dealer	$5,000
Net capital requirement	$5,000
Excess net capital	$109,984

Note: Reconciliation with Company's computation of net capital included in Part IIA of Form X-17A-5 as of June 30, 2020: There were no material differences between the net capital in the FOCUS Part IIA form, as amended, and the computation above.

SCHEDULE II

GIT INVESTMENT SERVICES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL

REQUIREMENTS AND COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3

AS OF JUNE 30, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
GIT Investment Services, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) GIT Investment Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which GIT Investment Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) GIT Investment Services, Inc. stated that GIT Investment Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. GIT Investment Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GIT Investment Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

August 25, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

GIT INVESTMENT SERVICES Inc.

(CRD #13818)

Annual Exemption Report filed pursuant to SEC Rule 17a-5(d)(1)(B)(2)

[Rule 17a-5(d)(4) provides the required contents of this Report, and per Rule 17a-5(d)(6), this Report must be filed concurrently each year with the annual audited Financial Report of the firm, with the SEC national office, the firm's SEC regional office, FINRA and SIPC]

June 30, 2020

The undersigned hereby affirms, on behalf of GIT Investment Services, Inc. (the "Firm"), to the best of his or her knowledge and belief, that:

1. This Exemption Report is provided for the Firm's most recent fiscal year, which ended June 30, 2020.

2. Consistent with paragraph B(2) of its Membership Agreement with the Financial Industry Regulatory Authority (FINRA), dated October 20, 2015, the Firm operates pursuant to the exemption provided by SEC Rule 15c3-3(k)(2)(i), where the Firm will not hold customer funds or safekeeping customer securities.

3. The Firm met the requirements of SEC Rule 15c3-3(k)(2)(i) throughout its most recent fiscal year, without exception.

Date 8/10/2020

By Margaret Goodman
[Must be signed by same person affirming Firm's annual Financial Report]

Name: Margaret M. Goodman
Title: Treasurer & Financial and Operations Principal